SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: June 18, 2003

                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)

                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

                                EXPLANATORY NOTE

     On June 18, 2003, Given Imaging Ltd. held its 2003 Annual General Meeting of Shareholders in Yoqneam, Israel. At the meeting, the shareholders approved all four proposed resolutions. A copy of the press release announcing results of the meeting is attached to this report as Exhibit 1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GIVEN IMAGING LTD.

Date:  June 19, 2003                    By: /s/Zvi Ben David
                                           -------------------------------------
                                            Name:   Zvi Ben David
                                            Title:  Vice President and
                                                    Chief Financial Officer

                                  EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit        Description
-------        -----------

1. Press release dated June 18, 2003, announcing the results of Given Imaging Ltd.'s 2003 Annual Shareholders Meeting.